Mercedes-Benz Auto Lease Trust 2019-A
Investor Report
Collection Period Ended   30-Nov-2019

Amounts in USD

Dates

Collection Period No.	11				
Collection Period (from... to)	1-Nov-2019	30-Nov-2019			
Determination Date	12-Dec-2019				
Record Date	13-Dec-2019				
Payment Date	16-Dec-2019				
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2019	16-Dec-2019	Actual/360 Days	31	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 12/15/201	15-Nov-2019	15-Dec-2019	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	265,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	479,000,000.00	324,368,520.91	281,416,969.72	42,951,551.19	89.669209	0.587509
Class A-3 Notes	479,000,000.00	479,000,000.00	479,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	94,110,000.00	94,110,000.00	94,110,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,317,110,000.00**	**897,478,520.91**	**854,526,969.72**	**42,951,551.19**		
Overcollateralization	227,885,985.84	247,199,357.73	247,199,357.73			
Total Securitization Value	**1,544,995,985.84**	**1,144,677,878.64**	**1,101,726,327.45**			
present value of lease payments	611,860,521.38	325,116,618.34	302,156,880.18			
present value of Base Residual Value	933,135,464.46	819,561,260.30	799,569,447.27			

	Amount	Percentage
Initial Overcollateralization Amount	227,885,985.84	14.75%
Target Overcollateralization Amount	247,199,357.73	16.00%
Current Overcollateralization Amount	247,199,357.73	16.00%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.743390%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	3.010000%	813,624.37	1.698589	43,765,175.56	91.367799
Class A-3 Notes	3.100000%	1,237,416.67	2.583333	1,237,416.67	2.583333
Class A-4 Notes	3.250000%	254,881.25	2.708333	254,881.25	2.708333
Total		**2,305,922.29**		**$45,257,473.48**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,467,746,186.55**	**1,067,428,079.35**	**1,024,476,528.16**

Available 2019-A Collections

Lease Payments Received	22,295,085.57
Net Sales Proceeds-early terminations (incl Defaulted Leases)	18,430,810.14
Net Sales Proceeds-scheduled terminations	11,910,888.46
Excess wear and tear included in Net Sales Proceeds	89,465.16
Excess mileage included in Net Sales Proceeds	219,800.93
Subtotal	**52,636,784.17**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	69,929.19
Total Available Collections	**52,706,713.36**

Distribution on the Exchange Note

(1) Total Servicing Fee	953,898.23
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.26%)	2,899,846.28
(3) Exchange Note Principal Distributable Amount	42,951,551.19
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	5,901,417.66
Total Distribution	**52,706,713.36**

Available Funds ABS Notes

Total Exchange Note Payments	45,851,397.47
Reserve Account Draw Amount	0.00
Total Available Funds	**45,851,397.47**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,305,922.29
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	42,951,551.19
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	593,923.99
Total Distribution	**45,851,397.47**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	953,898.23	953,898.23	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,305,922.29	2,305,922.29	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	813,624.37	813,624.37	0.00
thereof on Class A-3 Notes	1,237,416.67	1,237,416.67	0.00
thereof on Class A-4 Notes	254,881.25	254,881.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,305,922.29	2,305,922.29	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	42,951,551.19	42,951,551.19	0.00
Principal Distribution Amount	42,951,551.19	42,951,551.19	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,862,489.96
Reserve Fund Amount - Beginning Balance	3,862,489.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,082.35
minus Net Investment Earnings	5,082.35
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,862,489.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,082.35
Net Investment Earnings on the Exchange Note	
Collection Account	64,846.84
Investment Earnings for the Collection Period	69,929.19

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,544,995,985.84	38,227
Securitization Value beginning of Collection Period	1,144,677,878.64	31,906
Principal portion of lease payments	15,594,309.77	
Terminations- Early	14,210,331.89	
Terminations- Scheduled	9,406,014.72	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,740,894.81	
Securitization Value end of Collection Period	1,101,726,327.45	31,035

Pool Factor	71.31%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.64	15.08
Weighted Average Seasoning (months)	14.32	23.10
Aggregate Base Residual Value	1,100,930,284.17	883,521,333.94
Cumulative Turn-in Ratio		89.28%
Proportion of base prepayment assumption realized life to date		45.87%
Actual lifetime prepayment speed		0.41%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,098,353,598.27	30,952	99.69%
31-60 Days Delinquent	2,583,658.95	62	0.23%
61-90 Days Delinquent	628,849.21	17	0.06%
91-120 Days Delinquent	160,221.02	4	0.01%
Total	1,101,726,327.45	31,035	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.072%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	854,525.09	28	12,765,466.02	345
Liquidation Proceeds	740,612.79		11,106,887.99	
Recoveries	409,163.28		1,695,243.15	
Principal Net Credit Loss / (Gain)	(295,250.98)		(36,665.12)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.315)%
Prior Collection Period	0.297 %
Second Prior Collection Period	0.032 %
Third Prior Collection Period	(0.192%)
Four Month Average	(0.045)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	(0.002)%
Average Net Credit Loss / (Gain)	(106.28)

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	26,502,716.33	843	220,616,405.20	6,845
Sales Proceeds and Other Payments Received	27,884,831.11		226,579,847.33	
Residual Loss / (Gain)	(1,382,114.78)		(5,963,442.13)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.477)%
Prior Collection Period	(1.208%)
Second Prior Collection Period	0.070 %
Third Prior Collection Period	(0.043%)
Four Month Average	(0.664)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(0.386)%
Average Residual Loss / (Gain)	(871.21)